EXHIBIT 99.1

Brookfield Announces Reset Dividend Rate on Its Series 28 Preference Shares

All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD, NEWS, June 01, 2022 (GLOBE NEWSWIRE) -- Brookfield (NYSE: BAM, TSX: BAM.A) today announced that it has determined the fixed dividend rate on its Cumulative Class A Preference Shares, Series 28 (“Series 28 Shares”) (TSX: BAM.PR.X) for the five years commencing July 1, 2022 and ending June 30, 2027.

If declared, the fixed quarterly dividends on the Series 28 Shares during the five years commencing July 1, 2022 will be paid at an annual rate of 4.606% ($0.287875 per share per quarter).

Holders of Series 28 Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on June 15, 2022, to convert all or part of their Series 28 Shares, on a one-for-one basis, into Cumulative Class A Preference Shares, Series 29 (the “Series 29 Shares”), effective June 30, 2022. The quarterly floating rate dividends on the Series 29 Shares will be paid at an annual rate, calculated for each quarter, of 1.80% over the annual yield on the three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the July 1, 2022 to September 30, 2022 dividend period for the Series 29 Shares will be 0.82598% (3.277% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.2065 per share, payable on September 30, 2022.

Holders of Series 28 Shares are not required to elect to convert all or any part of their Series 28 Shares into Series 29 Shares.

As provided in the share conditions of the Series 28 Shares, (i) if Brookfield determines that there would be fewer than 1,000,000 Series 28 Shares outstanding after June 30, 2022, all remaining Series 28 Shares will be automatically converted into Series 29 Shares on a one-for-one basis effective June 30, 2022; and (ii) if Brookfield determines that there would be fewer than 1,000,000 Series 29 Shares outstanding after June 30, 2022, no Series 28 Shares will be permitted to be converted into Series 29 Shares. There are currently 9,233,927 Series 28 Shares outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 29 Shares effective upon conversion. Listing of the Series 29 Shares is subject to Brookfield fulfilling all the listing requirements of the TSX.

About Brookfield
Brookfield (NYSE: BAM, TSX: BAM.A) is a leading global alternative asset manager with approximately US$725 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity, and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

For more information, please visit our website at www.brookfield.com or contact:

Media	Investor Relations
Kerrie McHugh	Linda Northwood
Tel: +1 212 618-3469	Tel: +1 416 359-8647
Email: kerrie.mchugh@brookfield.com	Email: linda.northwood@brookfield.com